Exhibit 21.1

Subsidiary Name	State of Incorporation
NextDecade LNG, LLC	Delaware
NEXT Carbon Solutions, LLC	Texas
Rio Grande LNG Gas Supply LLC	Delaware
Rio Grande LNG Gas Marketing LLC	Delaware
Rio Grande LNG Super Holdings, LLC	Delaware
Rio Grande LNG Intermediate Super Holdings, LLC	Delaware
Rio Grande Intermediate Holdings, LLC	Delaware
Rio Grande LNG Holdings, LLC	Delaware
Rio Grande LNG, LLC	Texas